Exhibit D-4

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2024 on Form 18-K filed with the SEC on September 30, 2025, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2024, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2024.

GENERAL

In 2025, the Republic’s GDP increased by 3.6% compared to the previous year. In 2024, the Republic’s GDP increased by 3.3% compared to the previous year. In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. See “ — Economic Developments” for more information.

The Republic’s GDP increased by 2.5% in the first quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 4.7% in the second quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 3.8% in the third quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 3.4% in the fourth quarter of 2025 compared with the same quarter of 2024. See “ — Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of April 3, 2026:

Number of Seats
Justice and Development Party (AKP)	275
Republican People’s Party (CHP)	138
Peoples’ Equality and Democracy Party (DEM Party)	56
Nationalist Action Party (MHP)	46
İYİ Party	30
New Path Party (YYP)	20
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	9

Total	592

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

On November 4, 2025, the European Commission published the 2025 EC Report on Türkiye. The 2025 EC Report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary. The 2025 EC Report stated that Türkiye remained a key partner for the European Union and a candidate country. The 2025 EC Report confirmed that Türkiye is aligned with the EU acquis standards in the areas of quality infrastructure consisting of standards, technical regulations, conformity assessment, accreditation, metrology and market surveillance. With respect to foreign policy, the 2025 EC Report indicated that Türkiye continued to implement an active and multi-layered foreign policy. The 2025 EC Report stated that Türkiye continued to develop relationships and strategic partnerships with countries worldwide, while also enhancing its regional geopolitical role and normalization efforts and seeking to consolidate its stance as a mediator and provider of humanitarian aid. The 2025 EC Report stated that the positive climate and re-engagement between Türkiye and Greece continued. On the economic side, Türkiye remained the EU’s fifth largest trading partner in 2024, with trade reaching a record high of over €210 billion. The 2025 EC Report made reference to the progress made in taking measures to support the monetary policy transmission mechanism and presenting a more realistic macroeconomic framework and also emphasized the well advanced stage of Türkiye’s establishment of a functioning market economy as well as a good level of preparation in its capacity to cope with competitive pressures and market forces within the EU.

United States

On March 9, 2026, Turkish state lender Halkbank and the U.S. Department of Justice U.S. Attorney’s Office for the Southern District of New York agreed to enter a deferred prosecution agreement in relation to the long-running prosecution by the U.S. Department of Justice in which Halkbank was accused of assisting Iran in the evasion of sanctions, as well as money laundering through the U.S. financial system. The agreement binding on both sides took effect and ended ongoing litigation as of March 11, 2026.

Russia & Ukraine

On April 4, 2026, Turkish President Recep Tayyip Erdogan met with Ukrainian President Volodymyr Zelenskyy in Istanbul to discuss efforts to end the Russia-Ukraine war, as well as broader regional and global developments. During the talks, President Erdogan reaffirmed Türkiye’s continued support for negotiations between Ukraine and Russia, emphasizing that the region needs greater peace and stability.

Palestine & Israel

On March 9, 2026, Turkish President Recep Tayyip Erdogan warned that Israel is seeking to completely sabotage the path to a two-state solution by taking advantage of the global community’s attention shifting away from Gaza.

US & Israel - Iran War

According to statements issued by Türkiye’s Ministry of National Defense on March 4, 9, 13, and 30, 2026, four ballistic missiles assessed to have been launched from Iran and directed towards Türkiye were intercepted by NATO air and missile defense assets deployed in the Eastern Mediterranean.

On March 11, 2026, Turkish President Recep Tayyip Erdogan held a phone call with his Iranian counterpart Masoud Pezeshkian to discuss recent regional developments, including the interception of another missile heading to Türkiye. President Erdogan told President Pezeshkian that the violation of Türkiye’s airspace cannot be excused for any reason whatsoever, and that Türkiye will continue to take all necessary measures against this.

On March 11, 2026, Turkish President Recep Tayyip Erdogan said that Türkiye is always on the side of peace, not war. President Erdogan noted the country’s efforts for a ceasefire in Iran and intensive efforts to ensure “guns fall silent, a ceasefire is achieved, and talks resume.”

On March 12, 2026, Turkish Foreign Minister Hakan Fidan stressed that Türkiye remains completely opposed to any plan that aims to provoke civil war in Iran and fuel conflicts along ethnic or religious fault lines, during a joint press conference following his meeting with German Foreign Minister Johann Wadephul.

On March 17, 2026, Turkish President Recep Tayyip Erdogan stressed Türkiye’s goal to bring an end to what he describes as the senseless, unlawful, and extremely wrong war in Iran as soon as possible. The President reaffirmed that Türkiye has strongly condemned attacks violating international law, regardless of who carries them out, as we work to prevent the war from spreading. President Erdogan also said that Israel is led by a network that considers itself superior to others and is gradually dragging the region toward a disaster.

On March 19, 2026, Turkish President Recep Tayyip Erdogan said that Türkiye continues to take firm measures against airspace violations and to strengthen national security.

On March 19, 2026, Turkish Foreign Minister Hakan Fidan stated that Türkiye condemns and rejects the attacks on the civilian infrastructure and the population in Iran, and stands with Qatar and will continue to do so. Just as attacks against Iran are wrong, Iran’s attacks on regional countries without justification are equally wrong, Minister Fidan stressed, during a joint press conference with Qatar’s Prime Minister Mohammed bin Abdulrahman Al Thani.

On March 27, 2026, Turkish President Recep Tayyip Erdogan stated that the price of a senseless, unlawful, and unnecessary war shaking the region is being paid not only by the parties to the conflict but by all of humanity.

On April 8, 2026, Turkish President Tayyip Erdogan welcomed the ceasefire declared in the war in Iran, urging its full implementation on the ground and warning against any provocations or acts of sabotage. President Erdogan said he hoped the ceasefire would hold and that the region could return to peace after suffering from conflict and instability since late February, adding that Turkey would continue to support efforts towards a lasting peace.

Eastern Mediterranean

On February 11, 2026, Türkiye and Greece signed a series of bilateral agreements following high-level talks between Turkish President Recep Tayyip Erdogan and Greek Prime Minister Kyriakos Mitsotakis in Ankara. The two leaders co-chaired the sixth meeting of the Türkiye-Greece High-Level Cooperation Council after holding a one-on-one meeting. An official signing ceremony was subsequently held for a series of bilateral agreements between the two countries, encompassing fields such as investment, maritime transport, disaster preparedness, culture, science, and technology.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of March 26, 2026, Türkiye had granted temporary protection to 2,298,712 Syrians.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 27,091 billion in 2023. In the first quarter of 2024, nominal GDP was TL 9,076 billion. In the second quarter of 2024, nominal GDP was TL 10,142 billion. In the third quarter of 2024, nominal GDP was TL 12,308 billion. In the fourth quarter of 2024, Türkiye’s nominal GDP was TL 13,061 billion. Nominal GDP was approximately TL 44,587 billion in 2024. In the first quarter of 2025, nominal

GDP was TL 12,538 billion. In the second quarter of 2025, nominal GDP was TL 14,606 billion. In the third quarter of 2025, nominal GDP was TL 17,425 billion. In the fourth quarter of 2025, Türkiye’s nominal GDP was TL 18,467 billion. Nominal GDP was approximately TL 63,021 billion in 2025.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of May 30, 2025) for the periods indicated:

GDP by Type of Economic Activity* (in %)		2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025 Q4
1.	A- Agriculture, forestry and fishing	4.3	10.2	5.2	2.4	3.8	8.8	4.7
2.	BCDE- Industry	19.8	18.7	19.3	18.7	18.5	17.4	18.1
3.	F- Construction	6.4	5.8	5.4	5.9	6.5	6.0	5.2
4.	GHI- Services	25.2	24.3	25.5	23.4	25.3	23.8	24.7
5.	J- Information and communication	2.5	2.3	2.9	2.4	2.6	2.5	3.0
6.	K- Financial and insurance activities	3.6	3.0	2.8	4.0	3.9	3.7	3.3
7.	L- Real estate activities	8.0	7.6	7.7	10.0	9.5	9.4	9.6
8.	MN- Professional, administrative and support service activities	5.4	4.7	6.1	5.4	5.5	4.8	6.1
9.	OPQ- Public administration, education, human health and social work activities	11.7	11.1	10.9	13.6	11.4	11.1	10.6
10.	RST- Other service activities	1.9	1.6	2.5	2.9	1.8	1.6	2.5
11.	Sectoral total	88.8	89.3	88.2	89.0	88.8	89.1	87.9
12.	Taxes-Subsidies	11.2	10.7	11.8	11.0	11.2	10.9	12.1
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

In March 2026, the Republic’s monthly CPI increased by 1.94% and domestic PPI increased by 2.30% compared to the previous month. In March 2026, the Republic’s annual CPI and domestic PPI increased by 30.87% and 28.08%, respectively, as compared to the same month of the previous year.

On March 18, 2026, the Government offered an interest rate of 39.99% for its 728-day TL denominated fixed coupon Government Bond, compared to 37.28% for its 700-day TL denominated fixed coupon Government Bond on March 12, 2025.

On March 18, 2026, the Government offered an interest rate of 36.69% for its 1659-day TL denominated fixed coupon bond issuance compared to 32.12% for its 1638-day TL denominated fixed coupon Government Bond on March 19, 2025.

The industrial production index decreased by 1.8% in January 2026 compared to the same month of the previous year.

In February 2026, the seasonally adjusted unemployment rate increased by 0.3 percentage points to 8.5% as compared to the previous month. In February 2026, the seasonally adjusted employment rate increased by 0.2 percentage points to 48.2% and the number of employed people increased by 153,000 to 32,158 million.

The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2025	Unemployment Rate (%)	Unemployment (thousands)
January	8.5	3,004
February	8.2	2,896
March	8.0	2,853
April	8.6	3,056
May	8.4	2,996
June	8.6	3,048
July	8.2	2,887
August	8.6	3,059
September	8.5	3,070
October	8.6	3,044
November	8.6	3,098
December	7.9	2,699

2026	Unemployment Rate (%)	Unemployment (thousands)
January	8.1	2,848
February	8.5	2,981

Source: TURKSTAT

On September 8, 2025 the Medium-Term Program (MTP) for the period covering 2026-2028 was announced. The MTP outlines key economic targets for the upcoming years. According to the MTP, the Turkish government aims to increase GDP growth to 3.3% in 2025, 3.8% in 2026, 4.3% in 2027, and 5% in 2028. Inflation is expected to be 28.5% by the end of 2025, 16% in 2026, 9% in 2027, and 8% in 2028. On the other hand, the budget deficit is projected to be 3.5% of GDP in 2026 and 2.8% at the end of the program period. The unemployment rate is projected to be 8.5% at the end of this year, with a target of 8.4% for 2026, 8.2% for 2027, and 7.8% for 2028.

TOURISM

In 2025, the number of foreign visitors visiting the Republic increased by 0.28% to 52,775,055 people compared to the previous year. In February 2026, the number of foreign visitors visiting the Republic decreased by 2.08% to 2,126,698 people compared to the same month in 2025. In 2025, tourism income increased by 6.8% and reached U.S.$65,230,749,000 compared to the previous year.

EMPLOYMENT AND WAGES

In 2025, the total civilian employment was 32.566 million and the labor force participation rate was at 53.5%, which represented a 0.7 percentage point decrease compared to the previous year. In the fourth quarter of 2025, the seasonally adjusted total civilian employment was 32.686 million and the seasonally adjusted labor force participation rate was at 49.1% with 0.1 percentage point increase compared to the previous quarter. In February 2026, the seasonally adjusted total civilian employment was 32.158 million and the seasonally adjusted labor force participation rate was at 52.6% with 0.3 percentage point increase compared to the previous month.

The minimum wage in the Republic for 2026 was increased by 27% to TL 28,075 from TL 22,104, and government support for the minimum wage was increased from TL 1,000 to TL 1,270.

As of February 2026, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 678.532 billion.

As of February 2026, 76.55% of the Unemployment Insurance Fund was invested in bonds, and 23.45% of the assets was held in deposits.

As of March 2026, there were 303 pension funds offered to the public. As of March 31, 2026, the total net asset value of these funds increased to approximately TL 2.347 billion from approximately TL 1.403 billion in March 2025.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In February 2026, the trade balance posted a deficit of U.S.$9.031 billion, with a 15.9% increase compared with February 2025. In February 2026, total goods imported (c.i.f.), including gold imports increased by 5.5% compared to the same in February 2025, reaching U.S.$30.080 billion. In February 2026, the import of capital goods, which are used in the production of physical capital, increased by 15.8% compared with the same period in 2025; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 4.7% compared with the same period in 2025; and the import of consumption goods decreased by 2.2% compared to the same period in 2025. In February 2026, total goods exported (f.o.b.), increased by 1.5% to U.S.$21.049 billion, as compared to approximately U.S.$20.729 billion during the same period of 2025. As of February 2026, 12 months rolling total exports (f.o.b.) were approximately U.S$272.8 billion. Total exports (f.o.b.) and imports (c.i.f.) for 2025 amounted to U.S.$273.4 billion and U.S.$365.5 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$390 million in January 2026. The following table summarizes the balance of payments of Türkiye for the period indicated:

January 2026*
in millions of U.S. Dollars
CURRENT ACCOUNT	-6,807
Trade Balance	-6,967
Goods Exports	19,746
Goods Imports	26,713
Services	2,639
Primary Income	-2,172
Secondary Income	-307
CAPITAL ACCOUNT	-29
FINANCIAL ACCOUNT	-20,067
Direct Investment: Net acquisition of financial assets	694
Direct Investment: Net incurrence of liabilities	716
Portfolio Investment: Net acquisition of financial assets	1,465
Portfolio Investment: Net incurrence of liabilities	9,857
Other Investment: Net acquisition of financial assets	-3,664
Other Investment: Net incurrence of liabilities	7,989
RESERVE ASSETS	11,996
NET ERRORS AND OMISSIONS	-1,235

*	Analytic Presentation

In January 2026, the volume of crude oil imports decreased by 12.85% compared to January 2025. In January 2026, natural gas imports increased by 18.49% to 7,723.22 million cubic meters compared to 6,518.04 million cubic meters in January 2025. In January 2026, liquefied petroleum gas imports decreased by 6.47% to 246,025.86 tons compared to 263,045.16 tons in January 2025.

As of February 2026, total gross international reserves were U.S.$210,260 million (compared to U.S.$165,417 million as of February 2025). As of February 2026, gold reserves were U.S.$136,827 million (compared to U.S.$70,659 million as of February 2025) and the Central Bank gross foreign exchange reserves were U.S.$65,685 million as of February 2026 (compared to U.S.$87,363 million as of February 2025).

As of February 2026, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$69,086 million (compared to approximately U.S.$50,028 million as of February 2025). As of February 2026, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$43,041 million (compared to approximately U.S.$42,405 million as of February 2025).

As of April 2, 2026, the Central Bank held approximately TL 640.08 billion in public sector deposits.

MONETARY POLICY

On February 12, 2026, the CBRT released the first Inflation Report of 2026. In this report, with 70% probability, inflation is projected to be between 15% and 21% at end-2026 and between 6% and 12% at end-2027.

On April 3, 2026, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 44.4306 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2024**
Turkish Lira per U.S. Dollar	35.28
Turkish Lira per euro	36.74
Turkish Lira per 100 Japanese Yen	22.49
Turkish Lira per Currency Basket*	36.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2024.

Source: Central Bank

In the most recent Central Bank Monetary Policy Committee (the “Committee”) meeting on March 12, 2026, the Committee decided to keep the policy rate (the one-week repo auction rate) at 37% The Committee also maintained the Central Bank overnight lending rate and the overnight borrowing rate at 40.% and 35.5% respectively. The Committee stated that the underlying trend of inflation was essentially flat in February. As uncertainty heightened amid geopolitical developments, global risk appetite deteriorated and energy prices increased. To contain the risks posed by these factors to the inflation outlook, decisions supporting tight monetary policy have been enacted alongside coordinated fiscal measures. The effects of geopolitical developments on the inflation outlook through the cost channel and economic activity are being closely monitored. The tight monetary policy stance, which will be maintained until price stability is achieved, will strengthen the disinflation process through demand, exchange rate, and expectation channels. The Committee will determine the policy rate by taking into account realized and expected inflation and its underlying trend in a way to ensure the tightness required by the projected disinflation path in line with the interim targets. Monetary policy decisions are made prudently on a meeting-by-meeting basis with a focus on the inflation outlook. In case of a significant and persistent deterioration in the inflation outlook, which can also be driven by the recent developments, monetary policy stance will be tightened. In case of unanticipated developments in credit and deposit markets, monetary transmission mechanism will be supported via additional macroprudential measures. Liquidity conditions will continue to be closely monitored and liquidity management tools will continue to be used effectively. The next meeting of the Committee is scheduled for April 22, 2026.

On March 1, 2026, it was announced that the CBRT had decided to suspend the one-week repo auctions for a period of time, considering developments in financial markets.

On March 1, 2026, it was announced that the CBRT would start conducting Turkish lira-settled foreign exchange forward selling transactions in order to ensure the sound functioning of the foreign exchange market, prevent possible volatilities in exchange rates, and stabilize foreign exchange liquidity.

As of March 27, 2026, the Central Bank’s international reserve level was approximately U.S.$155.3 billion. The Republic considers both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, and export rediscount credit foreign exchange repayments.

BANKING SYSTEM

As of February 2026, the banking system in the Republic had a capital adequacy ratio of 16.80% and a relatively low non-performing loan ratio of 2.59%.

As of February 2026, the loan to deposit ratio and return on average assets of the banking sector were 88.90% and 0.46%, respectively.

PUBLIC FINANCE AND BUDGET

From January to December 2025, the Central Government consolidated budget expenditures were approximately TL 14,634.61 billion (compared to approximately TL 10,780.61 billion in the same period in 2024), the Central Government consolidated budget revenues were approximately TL 12,835.48 billion (compared to approximately TL 8,672.83 billion in 2024), the Central Government consolidated budget deficit was approximately TL 1,799.13 billion (compared to a deficit of approximately TL 2,107.78 billion in 2024), and the Central Government consolidated budget primary surplus was approximately TL 255.25 billion (compared to a deficit of approximately TL 837.33 billion in 2024).

In February 2026, the Central Government consolidated budget expenditures were approximately TL 1,329.23 billion (compared to approximately TL 1,033.52 billion during the same month of 2025), the Central Government consolidated budget revenues were approximately TL 1,353.59 billion (compared to approximately TL 723.42 billion during the same month of 2025), the Central Government consolidated budget surplus was approximately TL 24.37 billion (compared to a deficit of approximately TL 310.09 billion during the same month of 2025), and the Central Government consolidated budget primary surplus was approximately TL 208.06 billion (compared to a deficit of approximately TL 170.40 billion during the same month of 2025).

On December 31, 2025, the 2026 Central Government Budget Law was published in the Official Gazette No. 33124. According to the 2026 Central Government Budget Law, the general budget expenditures and revenues for 2026 are forecasted to be TL 18,801,514,833,000 and TL 16,082,032,487,000, respectively.

On April 2, 2026, the Law on Amendments to Certain Laws numbered 7577 was adopted by the Grand National Assembly of Türkiye. The Law addresses matters related to VAT, government contributions to the UIF, privatization, and earthquake-related expenditures.

The following table sets forth the details of the Central Government budget for the periods indicated:

	2023	2024	2025 (January- December Cumulative)	2026 (February)
Budget Expenditures	6,588,016	10,780,614	14,634,607	1,329,226
1-Excluding Interest	5,913,401	9,510,159	12,580,225	1,145,531
Compensation of Employees	1,324,584	2,666,027	3,633,949	390,195
Social Security Contributions	185,783	332,217	454,402	50,258
Purchase of Goods and Services	453,895	747,046	1,069,751	83,613
Current Transfers	2,373,847	3,863,915	5,408,369	547,925
Capital Expenditures	544,011	944,083	1,343,606	42,098
Capital Transfers	858,256	640,357	360,136	2,822
Lending	173,025	316,513	310,013	28,621
2-Interest	674,615	1,270,455	2,054,382	183,696
Budget Revenues	5,207,566	8,672,832	12,835,477	1,353,593
1-General Budget Revenues	5,097,258	8,443,014	12,496,074	1,305,709
Taxes	4,501,109	7,305,279	11,049,467	1,121,978
Property Income	133,137	135,666	200,146	62,371
Grants and Aids and Special Revenues	24,987	165,866	117,248	10,054
Interest, Shares and Fines	413,162	792,085	1,079,884	104,728
Capital Revenues	17,507	32,390	45,068	6,262
Collections from Loans	7,356	11,727	4,261	316
2-Special Budget Institutions	85,135	185,839	272,714	26,325
3-Regularity & Supervisory Institutions	25,174	43,979	66,689	21,560
Budget Balance	-1,380,450	-2,107,782	-1,799,130	24,366
Balance Excluding Interest	-705,835	-837,327	255,252	208,062

Source: Ministry of Treasury and Finance (million TL)

According to the Medium Term Program covering the period 2026-2028, primary surplus/GDP projections are 0% for 2026, 0.3% for 2027 and 0.5% for 2028.

PRIVATIZATION

As of April 4, 2026, the privatization implementations of Türkiye amounted to approximately U.S.$1.92 billion in 2025 and approximately U.S.$0.123 billion in 2026.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$73.64 billion as of April 4, 2026.

DEBT

As of February 2026, the average maturity of the Republic’s domestic cash borrowing was 30.6 months, as compared to 32.9 months as of February 2025. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 29.88% as of February 2026, compared to 39.40% as of February 2025.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2021	2022	2023	2024	2025		2026
Nominal GDP (in billions of TL)	7,434	15,326	27,091	44,587	63,021
Real GDP Growth (%)	11.8	5.4	5.0	3.3	3.6
Unemployment (%)	12.0	10.4	9.4	8.7	8.4		8.5	****
Consumer Price Index (%)	36.08	64.27	64.77	44.38	30.89		30.87	***
Domestic Producer Price Index (%)	79.89	97.72	44.22	28.52	27.17		28.08	***
Current Account Balance (in millions of U.S.$)	-6,221	-46,283	-41,469	-13,027	-30,098		-6,807	**
Central Government External Debt Stock (in millions of U.S.$)	109,732	113,715	119,607	121,785	128,308		130,634	****
Public Sector Borrowing Requirement/GDP (%)	2.54	2.38	5.62	5.8	3.5	†	3.4	†

*	2026-2028 Medium Term Program.
**	As of January 2026.
***	As of March 2026.
****	As of February 2026. Unemployment data for February 2026 is seasonally adjusted.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From February 2, 2026 to April 3, 2026, the İstanbul Stock Exchange National 100 Index decreased by 6.52%.